SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

ALLERGY RESEARCH GROUP, INC.

(Name of Subject Company)

ALLERGY RESEARCH GROUP, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title or Class of Securities)

01849R

(CUSIP Number of Class of Securities)

Manfred Salomon

President

Allergy Research Group, Inc.

2300 North Loop Road

Alameda, California 94502

(510) 263-2000

(Name, address and telephone number of persons authorized

to receive notices and communications on behalf of the person(s) filing statement)

With Copies to:

Gretchen Cowen, Esq.

Law Offices of Gretchen Cowen, APC

6100 Innovation Way

Carlsbad, California 92009

(760) 931-0903

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2008 (the “Schedule 14D-9”), by Allergy Research Group, Inc., a Florida corporation (“ARG” or the “Company”), relating to the tender offer (the “Offer”) made by Longhorn Acquisition Corp., a Florida corporation (“Purchaser”), and a wholly owned subsidiary of KI NutriCare, Inc. (“KI NutriCare”) , a New York corporation and wholly-owned subsidiary of Kikkoman Corporation, a corporation organized under the laws of Japan (“Kikkoman”), to acquire all of the issued and outstanding shares of common stock of the Company, par value $0.001 per share (the “Shares”), at a price of $1.33 per Share in cash, without any interest thereon, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 12, 2008 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”).

The Offer was made on the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of August 8, 2008 (the “Merger Agreement”), by and among Purchaser, KI NutriCare and ARG. The Merger Agreement provides, among other things, for the making of the Offer and, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the merger of Purchaser into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of KI NutriCare. The consummation of the Offer is conditioned on, among other things, Purchaser’s receiving through the Offer at least 67% of the outstanding Shares on a fully diluted basis. The Offer is described in greater detail in the Tender Offer Statement on Schedule TO, dated August 12, 2008 and filed with the Securities and Exchange Commission on August 12, 2008, to which the Offer to Purchase and Letter of Transmittal are exhibits.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs at the end thereof:

The Offer expired at 12:00 Midnight, New York City time, at the end of Tuesday, September 9, 2008. Based on information provided by ComputerShare Shareholder Services, Inc., the depositary for the Offer, approximately 13,823,475 Shares were tendered and not withdrawn in the Offer (not including Shares tendered by notice of guaranteed delivery), which represent approximately 94.25% of the Company’s outstanding Shares. The Purchaser has accepted for payment all of the properly tendered Shares on September 10, 2008 and payment for such Shares has been or will be made promptly, in accordance with the terms of the Offer to Purchase.

On September 10, 2008, KI NutriCare and the Company issued a press release announcing the conclusion of the Offer and the acceptance of validly tendered Shares, which is attached hereto as Exhibit (a)(1)(D).

KI NutriCare’s acquisition of the Company is expected to be completed on September 12, 2008, upon the effectiveness of the Merger under the short-form merger provisions of the Florida Business

Corporation Act, without any further action by or vote of the Company’s shareholders. At the effective time of the Merger, each share that has not been tendered pursuant to the Offer will be cancelled and converted into the right to receive an amount in cash equal to $1.33 per Share (other than shares held by the Company, Purchaser, KI NutriCare, any wholly-owned subsidiary of KI NutriCare, or by shareholders, if any, who properly exercise their appraisal rights under the Florida Business Corporation Act). As a result of the Merger, the Company will become a wholly-owned subsidiary of KI NutriCare.

Item 9.	Exhibits

Item 9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(1)(D)	Text of press release issued by KI NutriCare and the Company, dated September 10, 2008, announcing the expiration of the Offer and the acceptance of validly tendered Shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLERGY RESEARCH GROUP, INC.

By:	/s/ Dr. Stephen A. Levine, Ph.D.
Name:	Dr. Stephen A. Levine, Ph.D.
Title:	Chief Executive Officer

Dated: September 10, 2008

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